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                            July 30, 2021

       Geoffrey McFarlane
       Chief Executive Officer
       Winc, Inc.
       1745 Berkeley St, Studio 1
       Santa Monica, CA 90404

                                                        Re: Winc, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted July 2,
2021
                                                            CIK No. 0001782627

       Dear Mr. McFarlane:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 Submitted July 2, 2021

       Prospectus Summary, page 1

   1. Please balance the disclosure in the summary by addressing the challenges that you face.
                                                        In this regard, we note
that you have been operating at a net loss each year since your inception, you appear
to be carrying debt and you have been dependent on debt, equity financing, and your PPP
loan to fund your operations.
 Geoffrey McFarlane
FirstName
Winc, Inc. LastNameGeoffrey McFarlane
Comapany
July       NameWinc, Inc.
     30, 2021
July 30,
Page  2 2021 Page 2
FirstName LastName
Risk Factors
Risks Related to Production, Supply and Service Providers
Our business, including our costs and supply chain, is subject to risks..., page 38

2. We note your reference to key suppliers in your risk factor spanning pages 38-39, and that you purchase significant amounts of product supply from a limited number of suppliers with limited supply capabilities. Please elaborate upon why these suppliers are considered key ones and, if material to an understanding of your agreements with these suppliers, revise your disclosure to discuss the material terms of any agreements with these entities.
         If they are your principal suppliers, please also revise to identify the names of such suppliers, as required by Item 101(h)(4)(v) of Regulation S-K. Further, if your business is substantially dependent upon any of your agreements with these key suppliers, please file any such agreements as exhibits pursuant to Item 601(b)(10) of Regulation S-K.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Impact of COVID-19, page 83

3. Please revise your disclosure here, and elsewhere as appropriate, to quantify the negative impact the COVID-19 pandemic has had on your wholesale sales, particularly with respect to on-premise sales. As a related matter, please revise this section to discuss, as you do on page 112, how you believe on-premise wine sales will be a source of growth as quarantine restrictions are lifted by states and on-premise consumption resumes. For guidance, please refer to CF Disclosure Guidance: Topics No. 9 and 9A. Key Financial and Operating Metrics, page 84

4. We note that you discuss several metrics such as retail account growth, sales velocity, consumer acquisition cost ("CAC"), average monthly consumer retention rate, consumer lifetime revenue ("LTR"), consumer lifetime value ("LTV"), and
         LTV/CAC ratio in your Business section. However, you have not discussed these metrics in your Management's Discussion and Analysis nor have you identified these metrics in your Key Financial and Operating Metrics section. Please advise/revise. Based on your disclosure, these metrics would appear to be key performance indicators necessary to an understanding of trends in your business. Refer to Section III.B.1 of SEC Release 33-
         8350.
Results of Operations
Comparison of the Years Ended December 31, 2019 and 2020, page 88

5. You attribute the changes in net revenues, cost of revenues, and gross profit in each of your reportable segments over the reporting periods to multiple factors. Please expand your discussion of the results of operations to quantify the amount of the changes contributed by each underlying factor that you identified. Please refer to
         Item 303 of Regulation S-K and SEC Release No. 33-8350 for guidance. Geoffrey McFarlane
FirstName
Winc, Inc. LastNameGeoffrey McFarlane
Comapany
July       NameWinc, Inc.
     30, 2021
July 30,
Page  3 2021 Page 3
FirstName LastName
6. Please similarly disclose, with quantification, the business reasons for changes between periods in your other non-reportable operations.
Business, page 99

7. We note your disclosure on page F-27 that in May 2021, the company entered into an Asset Purchase Agreement to purchase certain assets of Natural Merchants, Inc. Please expand your disclosure in the Business section to provide the material terms of the asset purchase agreement, and include a description of the assets that were purchased in this transaction. In the alternative, explain to us why such disclosure is not material to investors.
Omni-Channel Platform
Wholesale, page 112

8. We note that your "largest retail accounts through distributors . . . as of June 30, 2021 are
         Whole Foods, the Pennsylvania Liquor Control Board, or PLCB, the Liquor Control
         Board of Ontario, or LCBO, Albertsons, Fresh Market, Target, Binny   s
and HEB." Please
         include a description of the general terms of your agreements with these distributors, including the general fee structure, duration and termination provisions of such agreements. In this regard, we note your risk factor disclosure on page 31 highlighting how the loss of shelf space with Whole Foods or any other large retailer could have a significant impact on your revenue.
Principal Stockholders, page 144

9. Please revise footnote (4) to your beneficial ownership table to identify the natural person(s) with voting and/or investment control over Cool Japan Fund Inc. Refer to Item
         403 of Regulation S-K.
General

10. Please revise your prospectus cover page to disclose that your officers, directors, and certain principal shareholders will be able to control the management and affairs of your company and most matters requiring stockholder approval following the offering. As a related matter, please disclose whether you will be deemed a "controlled company" as defined by the market on which you intend to list your common stock and, if so, whether you intend to rely on any exemptions as a controlled company. If applicable, please disclose on the prospectus cover page and in the prospectus summary that you are a controlled company, and include a risk factor that discusses the effect, risks and uncertainties of being designated a controlled company.
11. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated
 Geoffrey McFarlane
Winc, Inc.
July 30, 2021
Page 4
      with the review of this filing to discuss how to submit the materials, if any, to us for our review.
       You may contact Suying Li at 202-551-3335 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact
Nicholas Lamparski at 202-551-4695 or Jacqueline Kaufman at 202-551-3797 with any other questions.



                                                             Sincerely,
FirstName LastNameGeoffrey McFarlane
                                                             Division of
Corporation Finance
Comapany NameWinc, Inc.
                                                             Office of Trade &
Services
July 30, 2021 Page 4
cc:       Drew Capurro
FirstName LastName